ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-223208

January 25, 2019

Table of contents

Index overview	1

Index components	2

Vantage5 Index methodology	3

Monthly rebalancing process	4

Simulated historic volatility	5

Simulated portfolio allocation	5

Simulated historical returns	6

Calculation agent / Index administrator	6

Risks	7

Important Information	9

Index overview

The HSBC Vantage5 Index employs a rules-based quantitative long only strategy, which uses modern portfolio theory principles and the related concept of efficient frontier to attempt to maximize returns for a given level of risk, in this case a target volatility of 5%.

Index information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5.00%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent / Index Administrator	S&P Opco, LLC
Website	vantage5.hsbcnet.com

HSBC Vantage5 Index in brief

•	Multi-Asset Class – The Index provides exposure to as many as 13 ETFs across 5 asset classes, as well as cash, to construct the Monthly Reference Portfolio

•	Rebalancing and Momentum – Each month the Index determines it’s ETF exposures to capture performance momentum using the highest historical 3-month and 6-month returns

•	Volatility Target – The Index calculates the appropriate ETF weights for the Monthly Reference Portfolio to target a 5% volatility level on each Monthly Selection Date

•	Excess Return – The Index is an excess return index, which reflects the Index return less the cost of funds, in this case ICE LIBOR USD 3 Month and an index maintenance fee of 0.85% per annum, subtracted daily

1

Index components

The Index is based on a systematic investment strategy which, each month, constructs a portfolio (the “Monthly Reference Portfolio”) that is derived from a universe of 13 ETFs and cash.

To ensure a diversified exposure, the weight that can be assigned to each Asset Class and individual ETF is capped. The table below displays the index components and the maximum weighting constraints for each Asset Class and ETF.

Index components and caps

Asset Class	ETF Name	ETF Ticker	ETF Cap	Asset Class Cap
Developed Equities	SPDR S&P 500® ETF iShares® Russell 2000 ETF PowerShares S&P 500 Low Volatility Portfolio PowerShares QQQ iShares® MSCI EAFE ETF	SPY IWM SPLV QQQ EFA	40% 20% 20% 20% 20%	60%
Developed Bonds	iShares® 20+ Year Treasury Bond ETF iShares® iBoxx Investment Grade Corporate Bond ETF iShares® iBoxx High Yield Corporate Bond ETF	TLT LQD HYG	40% 40% 15%	80%
Emerging Markets	iShares® MSCI Emerging Markets ETF iShares® JP Morgan USD Emerging Markets Bond ETF	EEM EMB	20% 10%	30%
Real Assets	iShares® US Real Estate ETF SPDR® Gold Shares	IYR GLD	20% 20%	30%
Inflation	iShares® TIPS Bond ETF	TIP	5%	5%
Cash	Cash – ICE LIBOR USD 3 Month		50%	50%

While all of the Asset Classes and ETFs above are eligible to be included in the Index, the Monthly Reference Portfolio might not include every one of them in a given month. The Monthly Reference Portfolio is determined by the Index Methodology as outlined on the next page.

2

Vantage5 Index methodology

1: Daily Index Calculation

On any given Index Business Day, the Index is calculated by the following steps:

a.	The HSBC Vantage5 Index is initially equal to 100
b.	The Index measures the daily weighted price performance change of each selected ETF in the Monthly Reference Portfolio relative to the level of the ETF on the prior Index Business Day
c.	The Index adds the gross distribution of reinvested dividends (total return) of each selected ETF
d.	The Index deducts the sum of the following:

i.	the notional cash deposit at ICE LIBOR USD 3 Month (excess return); and
ii.	a daily index maintenance fee (0.85% per annum)

2: Monthly Weight Allocation

To capture performance momentum, the Index seeks to allocate to ETFs from the best performing short and long term ETF portfolios. As such, the monthly rebalancing process of the Vantage5 Index is as follows:

a.	On the Monthly Selection Date, the Index runs a simulation of all possible portfolio combinations of the underlying ETFs and cash subject to the aforementioned caps
b.	For each possible portfolio combination, the Index calculates the historical volatility over the past six months[1] and eliminates all portfolios with an annualized volatility higher than the 5% target[2]
c.	Of the remaining portfolios, the Index selects two portfolios: the portfolio with the best six-month return (the “Long Term Portfolio”) and the portfolio with the best three-month return (the “Short Term Portfolio”)
d.	The Index then averages both the Long Term Portfolio and Short Term Portfolio weights to create the following month’s Monthly Reference Portfolio[3]

1Measured by the previous 126 five-day returns, observed daily.

2If none of the possible portfolios meet the volatility constraints, the volatility target is then increased by 0.25% up to a maximum of 7.5% until the two portfolios meet the increased target volatility level. If still no solution can be found, the maximum cash allocation is relaxed in increments of 10%. Under these conditions, it is possible that the portfolios can be 100% in cash.

3Actual ETF weightings during the month may differ from the target weights due to ETF price fluctuations.

3

Monthly rebalancing process

Four Index Business Days prior to the last Index Business Day of the month (“Monthly Selection Date”), the Index runs the simulation process and selects the Monthly Reference Portfolio for the upcoming month4. The rebalancing process takes place over the following three business days at the end of the month (the “Monthly Rebalancing Period”).

Previous Monthly Reference Portfolio

Upcoming Monthly Reference Portfolio

1st Index Business Day of the Monthly Rebalancing Period - The Index Level calculated for such day will reflect 100% of the Performance of Monthly Reference Portfolio of the previous month.

2nd Business Day of the Monthly Rebalancing Period -

The Index Level calculated for such day will reflect 66.66% of the Performance of Monthly Reference Portfolio of the previous month and 33.34% of the Performance of Monthly Reference Portfolio of the following month.

3rd Business Day of the Monthly Rebalancing Period -

The Index Level calculated for such day will reflect 33.33% of the Performance of Monthly Reference Portfolio of the previous month and 66.67% of the Performance of Monthly Reference Portfolio of the following month.

NEW INDEX MONTH

First Index Business Day Following the Monthly Rebalancing Period - The Index level will reflect 100% of the performance of the Monthly Reference Portfolio of the upcoming month

4The actual weight of each selected ETF determined on the Monthly Selection Date may fluctuate during the Monthly Rebalancing Period

4

Hypothetical volatility

The graph below reflects the hypothetical annualized rolling 252 day volatility*

*252 days represents the number of full business days in a calendar year, used when calculating one-year volatility.

The graph above sets forth the hypothetical back-tested performance of the Index from January 1, 2013 through December 31, 2018. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph above was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017. However, the hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. Any hypothetical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time. Please see “Risks relating to the index” and “Important information” for more information about hypothetical back-tested performance data.

Hypothetical portfolio allocation

HSBC Vantage5 Index is designed to dynamically adapt to different market conditions. In volatile market conditions, the Index may allocate to lower volatility ETFs and Cash. Below is a simulated example of the Index’s historcal ETF allocations.

The chart above sets forth the hypothetical Index Constituents allocation within Monthly Reference Portfolios (as defined herein) form August 1, 2011 through December 31, 2018 calculated by the Index Owner. The Index has only been calculated by S&P Dow Jones LLC since March 15, 2017. The graph above was calculated using the same selection criteria and methodology as is employed to select Monthly Reference Portfolios for purposes of calculating the Index return since its inception on March 15, 2017. However, the hypothetical back-tested Index Constituents allocation within Monthly Reference Portfolios prior to March 15, 2017 only reflects the application of that selection methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. Please see “Risks relating to the index” and “Important information” for more information about hypothetical back-tested performance data.

5

Hypothetical historical returns

As of December 31, 2018
HSBC Vantage5
Performance
1 Year Return	-4.4%
3 Year Return	12.7%
5 Year Return	20.3%
Annualized Volatility*	7.7%

This table illustrates the performance of the HSBC Vantage5 Index based on the hypothetical back-tested closing levels from August 2011 – December 2018. This simulated data is for illustration purposes only and is no guarantee that the Index will achieve the same returns in the future.

*Data from Aug ‘11 thru Dec ‘18, calculated on a per annum percentage basis. See “Use of simulated returns.” Source: Bloomberg Please see “Risks relating to the index” and “Important information” for more information about hypothetical back-tested performance data.

Calculation Agent & Index Administrator

S&P Dow Jones has been selected as the exclusive Calculation Agent and Index Administrator for the HSBC Vantage5 Index. The selection of S&P Dow Jones Indices is based on the firm’s experience, expertise and its reputation as one of the industries benchmark index providers.

As Calculation Agent and Index Administrator, S&P Dow Jones will be responsible for the following:

>	The integrity of the historical data
>	Ensuring consistency in the Index methodology and calculation
>	Dissemination of Index information and performance
>	Independently managing corporate actions in an unbiased and fair manner

Calculation Agent

The Calculation Agent is responsible for the day-to-day implementation of the Index Methodology, and for the calculation of the Index.

Index Administrator

The Index Administrator is responsible for overseeing the Index and the Index Methodology, including the selection of any successor components and managing market disruptions.

Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC. “Calculated by S&P Custom Indices” and its related stylized mark are service marks of Standard & Poor’s Financial Services LLC and have been licensed for use by HSBC Bank plc and its affiliates.

6

Risks relating to the index

Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.

S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.

The Index is calculated by the S&P Dow Jones Indices LLC (the “Index Calculation Agent”). The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an Index Market Disruption Event . Although S&P, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which S&P is responsible could have an impact, positive or negative, on the level of the Index. S&P may also amend the rules governing the Index in certain circumstances.

Judgments, policies and determinations concerning the Index are made by S&P, as the Index Administrator. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by S&P of the ETFs, or any of the securities, commodities or futures contracts underlying the ETFs.

The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target maximum volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

The Index comprises notional assets.

The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index.

The Index has a very limited operating history and may perform in unanticipated ways.

The Index was established on March 15, 2017 and therefore has little to no operating history. Hypothetical back-tested performance data prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index’s calculation methodology to historical prices of the ETFs that comprise the Index. Such simulated performance data has been produced by the retroactive application of a back-tested methodology, and may give more preference towards ETFs or indices that have performed well in the past. The hypothetical back-tested performance of the Index prior to March 15, 2017 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index’s future performance.

The Index is subject to market risks.

The performance of the Index is dependent on the performance of the thirteen ETFs, as constructed in the available Monthly Reference Portfolio, over a change in ICE LIBOR USD 3 Month minus 0.85% fees, subtracted daily. As a result, any increase in the level of the Index may be offset by increases in ICE LIBOR USD 3 Month.

The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.

Following the occurrence of certain Extraordinary Fund Events with respect to an ETF as described in the Index Methodology, under “Index Components” the affected ETF may be replaced by a substitute ETF. The changing of an ETF may affect the performance of the Index, as the replacement ETF may perform significantly better or worse than the affected ETF.

The Index may perform poorly during periods characterized by short-term volatility.

The Index’s strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to “whipsaws.” A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, “choppy” markets characterized by short-term volatility.

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Risks relating to the index

An investment linked to the Index carries the risks associated with the Index’s momentum investment strategy.

The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding 3-month period and 6-month period. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices or levels of the ETFs are trending downwards, the Index will continue to be composed of the thirteen ETFs. Due to the “long-only” construction of the Index, the weight of each ETF will not fall below zero in respect of each Monthly Rebalancing Date (as defined in the Index Methodology, under “Vantage5 Index Strategy”) even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs.

The Index may be partially uninvested.

The strategy tracks the excess return of a notional dynamic basket of ETFs and cash over a change in the ICE LIBOR USD 3 Month interest rate. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant ETF component. Under certain circumstances, the Index may be 100% in cash.

Correlation of performances among the ETFs may reduce the performance of the Index.

Performances of the ETFs may become highly correlated from time to time including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index’s strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on the index.

Changes in the value of the ETFs may offset each other.

Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index.

The level of the Index will include the deduction of a change in the ICE LIBOR USD 3 Month interest rate and a fee.

One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Monthly Reference Portfolio of both a change in the ICE LIBOR USD 3 Month interest rate and a fee of 0.85% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted. For example, assuming the ICE LIBOR USD 3 Month interest rate is 0.20% per year, for the Index level to increase by 1% per year, the Monthly Reference Portfolios will have to increase by approximately 2.05% per year.

8

Important information

Any information relating to performance contained in these materials is illustrative only. No assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. Any specific terms or methodology remains subject to change, and HSBC undertakes no duty to update this information. This document may be amended, superseded or replaced in its entirety by a subsequent term sheet, disclosure or prospectus supplement, and/or offering circular or similar document and the documents referred to therein. In the event of any inconsistency between the information presented herein and any such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document, such term sheet, disclosure or prospectus supplement, and/or offering circular or similar document shall govern.

HSBC has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and any related offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Use of simulated returns

Any historical performance information included in this website represents only hypothetical historical results. You should note that the index constituents have not traded together in the manner shown in the composite hypothetical historical results included in this website. No representation is being made that the indices will achieve a performance record similar to that shown. In fact, there may often be sharp differences between hypothetical historical performance and actual performance.

Back-testing and other statistical analysis material provided to you in connection with the explanations of the potential returns associated with an investment in the Index use simulated analysis and hypothetical assumptions in order to illustrate the manner in which the Index may have performed in periods prior to the actual existence of the Index.

The hypothetical historical levels have inherent limitations. Alternative modelling techniques or assumptions may produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above.

The results obtained from “back-testing” information should not be considered indicative of actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index. You should not place undue reliance on the “back-testing” information, which is provided for illustrative purposes only. HSBC provides no assurance or guarantee that the Index will operate or would have operated in the past in a manner consistent with the results presented in these materials.

Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information. You should review and consider the hypothetical historical information only with the full Index methodology.

HSBC Vantage5 Index (the “Index”) is the exclusive property of HSBC Bank plc and its affiliates which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor’s Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively “S&P Dow Jones Indices”). “Calculated by S&P Custom Indices” and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc and its affiliates. S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.

9

Important information

S&P Dow Jones Indices does not make any representation or warranty, express or implied, to any member of the public regarding the advisability of the ability of the Index to track ETF performance. S&P Dow Jones Indices’ only relationship to HSBC Bank plc with respect to the Index is the licensing of certain trademarks, service marks and trade names of S&P Dow Jones Indices and for the provision of administration, calculation and maintenance services related to the Index. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation of S&P Dow Jones Indices to buy, sell, or hold such security nor is it investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC BANK PLC OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ITS TRADEMARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the “Index Owner”), nor S&P Dow Jones Indices or its duly appointed successor, acting as index administrator (“Index Administrator”) and index calculation agent (“Index Calculation Agent”), are obliged to enter into or promote transactions or investments that are linked to the Index.

The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a fiduciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specified, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be final, conclusive and binding. The term “manifest error” as used herein shall mean an error that is plain and obvious and can be identified from the results of the calculation or determination itself without recourse to any underlying data.

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages.

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This brochure is intended to provide a general overview of HSBC Vantage5 Index and does not provide the terms of any specific issuance of structured investments. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

HSBC Bank USA N.A. and HSBC USA Inc., are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2019 HSBC USA Inc. All rights reserved.